Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Atlas Crest Investment Corp. II (formerly known as AC 1 Corp.) (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated January 5, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Atlas Crest Investment Corp. II as of December 23, 2020 and for the period from December 21, 2020 (inception) through December 23, 2020 appearing in the Registration Statement on Form S-1, as filed (File No. 333-251893), of Atlas Crest Investment Corp. II.

/s/ Marcum llp

Marcum llp

New York, NY

February 3, 2021